Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

QuinStreet Insurance Agency, Inc.	Florida
QuinStreet Europe Ltd. (f/k/a MWR Systems, Ltd.)	U.K.
QuinStreet Software India Private Limited	India
QuinStreet Cayman Islands Ltd.	C.I.
QuinStreet Brasil Online Marketing E Media LTDA (5-2-2011)	Brazil
QuinStreet Media, Inc.	CA
QuinStreet Properties, Inc.	CA
3041486 Nova Scotia Company	Nova Scotia
WorldWide Learn, Inc.	Alberta
QuinStreet LLC	Illinois
HQ Publications LLC	Illinois